Exhibit 99.4

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of August 9, 2007 by and between Trico Marine Services, Inc., a Delaware corporation (the “Company”), and Kistefos AS, a Norwegian aksjeselskap (stock company) (“Seller”).

RECITALS

A.            On July 30, 2007, the Board of Directors of the Company authorized a share repurchase program permitting the Company to repurchase up to $100 million in aggregate purchase price of shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), from time to time in open market transactions, including block purchases, or in privately negotiated transactions on a discretionary basis as determined by the Company’s management (the “Repurchase Program”).

B.            The Company is subject to the provisions of The Merchant Marine Act of 1920 (the “Jones Act”) pursuant to which, among other things, foreign persons (including Seller) may not hold in excess of 25% of the Company’s outstanding Common Stock.  Seller currently owns approximately 20.0% of the Company’s outstanding Common Stock.

C.            In order for the Company’s repurchases of Shares under the Repurchase Program not to result in a violation of the foreign ownership restrictions under the Jones Act, Seller is willing to sell to the Company, and the Company desires to purchase from Seller, up to $20.0 million in aggregate purchase price of its Shares from time to time in conjunction with the Repurchase Program and on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

1.1           Purchase and Sale. On the terms and subject to the conditions of this Agreement, from time to time and at the times specified in this Agreement, during the period beginning on the date of this Agreement and ending upon the earlier of (i) the date the Company has acquired from Seller Shares with an aggregate Purchase Price (as defined below) of $20.0 million, (ii) the date the Company publicly announces the termination or expiration of the Company’s Repurchase Program or (iii) the date on which the Seller ceases to hold any Shares (the “Purchase Period”), the Company may purchase Shares from Seller (each, a “Purchase”), and Seller shall sell Shares to the

Company, in the amounts, on the terms and subject to the conditions set forth in this Agreement.  Notwithstanding the preceding sentence, if at any time during the Purchase Period Seller is engaged in a “distribution” of Common Stock (as such term is defined under Regulation M (“Regulation M”) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), then (x) Seller’s obligation to sell, and the Company’s right to Purchase pursuant to this Agreement shall be suspended during the applicable “restricted period” (as such term is defined in Regulation M) and (y) upon the termination of any such restricted period, the number of Shares that the Company may Purchase shall be adjusted pursuant to Section 1.2 below.

1.2           Notice of Purchase.  No later than 5:00 p.m. New York City time on any day that the Company purchases Shares pursuant to the Repurchase Program during the Purchase Period (a “Trade Date”) from holders of Shares other than Seller (the “Other Purchases”), the Company shall deliver written notice of Purchase (the “Notice”) to Seller setting forth the number of Shares to be purchased at the Purchase Price, which number of Shares shall be equal to the number of Shares held by Seller which could be sold such that at the completion of the Other Purchases and the Purchase on any Trade Date (with any fractional share rounded down to the whole Share), Seller shall beneficially own no less than 20.0% of the shares of Common Stock of the Company based on the number of issued and outstanding shares of Common Stock of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007 (the “Q2/2007/10-Q”), less the number of Shares purchased by the Company pursuant to the Repurchase Program.  Notwithstanding the preceding sentence, after the end of each restricted period, the number of Shares to be purchased by the Company pursuant to the preceding sentence shall be adjusted to equal the number of Shares held by Seller which could be sold such that at the completion of the Other Purchases and the Purchase on any Trade Date (with any fractional share rounded down to the whole Share), Seller shall beneficially own no less than the percentage of the shares of Common Stock of the Company that Seller beneficially owned immediately after the termination of the most recent restricted period based on the number of issued and outstanding shares of Common Stock of the Company set forth in the Q2/2007/10-Q less the sum of the number of Shares purchased by the Company pursuant to the Repurchase Program.  The Notice shall contain a computation of the Purchase Price and a schedule of the Other Purchases (including the number of Shares purchased and the purchase prices therefor). Any excluded fractional share amounts shall be carried over to the next Settlement Date (as defined below) if any, until all such excluded fractional amounts equal at least one whole Share, at which point such Share shall be purchased by the Company on such Settlement Date.

1.3           Calculation of Purchase Price.  The purchase price payable by the Company to Seller for Shares purchased in respect of any Trade Date shall be equal to the volume weighted average price for all Shares purchased in the Other Purchases on the applicable Trade Date (the “Purchase Price”).

1.4           Settlement of Purchase.  Prior to 4:00 p.m. New York City time on the third business day following each Trade Date (each, a “Settlement Date”), (i) Seller shall direct Lazard Frères & Co. LLC (“Custodian”) to credit the Company’s account with the Shares through delivery by electronic book-entry at the Depository Trust Company and (ii) the Company shall remit by wire transfer the amount of funds equal to the Purchase Price for the Shares being purchased to the following account:

To:	JP Morgan Chase
ABA #:	021000021
Account #:	140080102
A/C Name:	Lazard Capital Markets LLC
Ref:	Trico Marine Buy-Back

Custodian shall hold all such Shares and funds in escrow until the delivery of both and shall settle such purchase at 4:00 p.m. New York City time on the Settlement Date, with the Purchase Price being credited to the following account of Seller:

Account:	6003.09.71631
IBAN:	NO8260030971631
Swift:	NDEANOKK

Upon delivery, such Shares shall be free and clear of any Liens (as defined below).  Seller acknowledges that, following delivery of the Purchase Price, Seller shall have no further rights whatsoever with respect to the Shares other than as set forth in the final sentence of Section 1.2.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER

 Seller hereby represents and warrants to the Company as of the date of this Agreement and as of each Settlement Date as follows:

2.1           Authority and Enforceability. Seller has full power, right and authority to enter into and perform its obligations under this Agreement.  This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.  Except for filings required pursuant to Sections 13(d) or 16 of the Exchange Act, and the rules promulgated thereunder, no permit, approval or consent of, or notification to any governmental or regulatory entity or any other person is necessary in connection with the execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby.

2.2           Title to Shares.  Seller is the sole record and a beneficial owner of its Shares, with good and marketable title that is free and clear of any liens, claims, charges, restrictions, options, preemptive rights, mortgages, agreements, hypothecations, assessments, pledges, encumbrances, proxy, voting trust or security interests of any kind or nature whatsoever, except for restrictions imposed by applicable securities laws and regulations (collectively, “Liens”).  Seller has the full legal right, power and authority to transfer full legal ownership of its Shares. Upon consummation of each transaction provided for in this Agreement in accordance with the terms hereof, the Company will acquire good and marketable title to  the Shares sold by Seller, free and clear of any Liens whatsoever.  There are no outstanding purchase agreements, options or other rights of any kind, entitling any person to purchase or acquire an interest in Seller’s Shares or restricting the transfer in accordance with this Agreement, except for restrictions imposed by applicable securities laws and regulations.

2.3           No Violation. None of the execution and delivery of this Agreement, the consummation of the transactions provided for herein or contemplated hereby, nor the fulfillment by Seller of the terms hereof will (with or without notice or passage of time or both) (i) conflict with or result in a breach of any provision of the organizational documents of Seller, (ii) result in the breach of any mortgage, note, contract or other agreement or obligation of any kind or nature by which Seller or Seller’s properties are bound, (iii) violate or conflict with any provisions of any applicable law, rule or regulation by which Seller or Seller’s properties are bound or (iv) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory entity to which Seller or Seller’s properties are bound.

2.4           Acknowledgments.

(a)           Except as expressly set forth herein, Seller acknowledges that the Company has not made, and is not making, any representation or warranty as to the business, assets, properties, condition (financial or otherwise), risks, results of operations, prospects or any other aspect of the operations of the Company or its subsidiaries. Seller has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of the transaction contemplated to be made hereunder.  Seller has adequate information and has made its own independent investigation concerning the business, properties, condition (financial or otherwise), risks, results of operations and prospects of the Company and its subsidiaries taken as a whole to make an informed decision regarding the sale of Shares.  In entering into this Agreement, Seller has relied solely upon its own investigation and analysis, and Seller acknowledges that, except for the representations and warranties of the Company expressly set forth in Article III of this Agreement, neither the Company nor its representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Seller. Seller acknowledges that the Shares may be worth more or less than the Purchase Price, that the Company may enter into one or more transactions or related series of transactions, or otherwise operate its business in a fashion, that may increase the value of the Shares in excess of the Purchase Price and Seller hereby waives forever any claims or rights that he may have now or at any time in the future with respect to any such increase in value of the Shares.

(b)           Seller acknowledges that the Company has no obligation to purchase any Shares from Seller unless and until the Company makes Other Purchases pursuant to the Repurchase Program during the Purchase Period, and then the Company shall only be obligated to purchase Shares from Seller as provided in Section 1.2.

(c)           Seller acknowledges that (i) the Shares will be purchased pursuant to the Repurchase Program on a discretionary basis as determined by the Company’s management, subject to market conditions, applicable legal requirements, available cash on hand and other factors; (ii) the Repurchase Program does not include specific price targets or timetables and may be modified or suspended at any time and could be terminated prior to completion; (iii) the Repurchase Program is subject to compliance with federal law limiting foreign ownership of Shares; and (iv) repurchased Shares will be added to the Company’s treasury stock and may be used for employee benefit plans, future acquisitions or other corporate purposes.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Seller as of the date of this Agreement and as of each Settlement Date as follows:

3.1           Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2           Authorization; Power. The Company has all requisite corporate power to enter into this Agreement, and to carry out and perform its obligations under the terms of this Agreement.  All action on the part of the Company necessary for the authorization, execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, has been taken. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement and the consummation of the transactions provided for herein or contemplated hereby, including all terms of the repurchase, have been approved by the Board.

3.3           No Violation. Neither the execution and delivery of this Agreement, the consummation of the transactions provided for herein or contemplated hereby, nor the fulfillment by the Company of the terms hereof will (with or without notice or passage of time or both) (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) violate or conflict with any provisions of any applicable law, rule or regulation by which the Company or the Company’s properties are bound or (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory entity to which the Company or the Company’s properties are bound.

3.4           Disclosure.  The Company’s documents filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act on or before the date hereof, do not and on the date of any Purchase will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and any further documents filed during the Purchase Period will not, when filed with the Commission and on the date of any Purchase, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE IV
MISCELLANEOUS

4.1           Indemnity.             (a)  To the extent permitted by law, the Company will indemnify and hold harmless the Seller and its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls the Seller within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any act by the Company in connection with any Purchase or Other Purchase, except for any losses, claims, damages or liabilities as may result from the willful misconduct, gross negligence or bad faith of Seller, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability or action as such expenses are incurred provided, however, that such indemnity shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company.

(b)   Promptly after receipt by an Indemnified Party under this Section of notice of the commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the Company under subsection (a) above, notify the Company of the commencement thereof.  The failure to notify the Company within a reasonable time of the commencement of any such action shall relieve the Company from any liability that it may have under subsection (a) above to the extent that the Company has been prejudiced (including through the forfeiture of substantive rights or defenses) by such failure, provided that the failure to notify the Company shall not relieve the Company from any liability that it may have to an Indemnified Party otherwise than under subsection (a) above.  In case any such action is brought against any Indemnified Party and it notifies the Company of the commencement thereof, the Company will be entitled to participate therein or to assume the defense thereof, and after notice from the Company to such Indemnified Party of its election so to assume the defense thereof, the Company will not be liable to such Indemnified Party under this Section 4.1 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. The Company shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened action in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Party.

(c)           The obligations of the Company under this Section 4.1 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls Seller within the meaning of the Securities Act.

4.2           Costs, Expenses and Taxes.  The Company agrees to reimburse Seller (a) up to $25,000 of Seller’s costs and expenses reasonably incurred by it (including, without limitation, reasonable legal fees and expenses of Seller’s counsel), in connection with the negotiation, preparation, execution and delivery of this Agreement, (b) all reasonable costs and expenses of Seller (including, without limitation, reasonable counsel fees) in connection with any modification, supplement or waiver of any of the terms of this Agreement or the request from Seller of any consent hereunder and (c) all reasonable costs and expenses of Seller (including, without limitation, reasonable counsel fees) in connection with (i) any default by the Company under this Agreement and any enforcement or collection proceedings resulting therefrom and (ii) the enforcement of this Section 4.2.

4.3           Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith will survive the execution and delivery of this Agreement.

4.4           Specific Performance.  The parties acknowledge that it would be impossible to fix the amount of money damages caused by a breach of this Agreement by the other party, and, therefore, this Agreement may be enforced by specific performance.  The parties hereby waive any defense that an action to enforce this Agreement by specific performance is inappropriate because of an adequate remedy at law, provided, however, that nothing in this Section 4.3 is intended to prohibit any party from bringing an action for money damages for breach of this Agreement (either in lieu of or in addition to an action for specific performance).

4.5           Successors and Assigns. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective personal representatives, heirs, successors and assigns of the parties hereto, whether so expressed or not.   No party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other party.

4.6           Notices.  All notices required to be given hereunder shall be in writing and shall be deemed to have been delivered and received if delivered personally or by documented courier or delivery service, transmitted by electronic mail or transmitted by facsimile during normal business hours, when actually received by the party to whom notice is sent addressed to the appropriate party or parties, to the following listed persons at the addresses and facsimile numbers specified below, or to such other persons, addresses or facsimile numbers as a party entitled to notice shall give, in the manner hereinabove described, to the others entitled to notice:

If to Seller, to:

Kistefos AS
Stranden 1
N-0250 Oslo
Norway
Attention:	Lars Erling Krogh
Facsimile:	+47 23 11 70 02
Email address:	lk@kistefos.no

With a copy of all Notices (as such term is defined in Section 1.2) to:

Kistefos AS
Stranden 1A
N-0250 Oslo
Norway
Attention:	Lars Mårdalen
Facsimile:	+47 23 11 70 02
Email address:	lars.mardalen@kistefos.no

with a copy (which shall not constitute notice) of all notices (other than Notices as such term is defined in Section 1.2) to:

Holland & Knight LLP
195 Broadway, 24th Floor
New York, New York 10007
Attention:	Frode Jensen, Esq.
Facsimile:	(212) 385-9010
Email address:	frode.jensen@hklaw.com

If to the Company, to:

Trico Marine Services, Inc.
3200 Southwest Freeway, Suite 2950
Houston, Texas 77027
Attention:	Rishi A. Varma
Facsimile:	(713) 780-0062
Email address:	rvarma@tricomarine.com

with a copy to (which shall not constitute notice):

Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop
Denver, Colorado 80202
Attention:	James L. Palenchar
Facsimile:	(303) 592-3140
Email address:	james.palenchar@bartlit-beck.com

4.7           Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

4.8           Consent to Jurisdiction; Waiver of Jury Trial.  Each of the parties irrevocably submits to the exclusive jurisdiction of (a) any court of the State of Delaware in New Castle County and (b) the United States District Court for the District of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties agrees to commence any suit, action or other proceeding relating hereto either in United States District Court for the District of Delaware or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in any court of the State of Delaware in New Castle County.  Each of the parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 4.6 above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 4.8.  Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) any court of the State of Delaware in New Castle County or (ii) the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  Each of the parties irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.

4.9           Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

4.10         Amendment and Waiver.  The parties may by mutual agreement amend this Agreement in any respect, and any party, as to such party, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in representations by the other party, (c) waive compliance by the other party with any of the agreements contained in this Agreement and performance of any obligations by such other party, and (d) waive the fulfillment of any condition that is precedent to the performance by such party of any of its obligations under this Agreement.  To be effective, any such amendment or waiver must be in writing, must refer to this Agreement, and be signed by the party against whom enforcement of the same is sought.

4.11         Entire Agreement. This Agreement sets forth all of the promises, covenants, agreements, conditions and undertakings between the parties with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written.

4.12         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

4.13         No Inducement. The undersigned parties hereby represent and warrant that they have not been induced to agree to and execute this Agreement by any statement, act, or representation of any kind or character by anyone, except as contained herein.  The parties further represent that each of them has fully reviewed this Agreement and has full knowledge of its terms, and each executes this Agreement of its own choice and free will, after having received the advice of their respective attorneys.

4.14         Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or electronic mail) in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

4.15         Dispute Resolution.  If either party objects to the calculation of any Purchase Prices calculated pursuant to Section 1.3, then such objecting party may submit such objections to the other party at any time prior to 10 business days after the calendar quarter in which the Purchases were consummated.  The parties shall attempt to resolve all such objections no later than 20 business days after the end of the calendar quarter in which such Purchases were consummated.   If the parties do not resolve such dispute within 20 business days after the end of the applicable calendar quarter, then, no later than 2 business days after such 20 business day period, either party may submit such unresolved disputes to a firm of independent certified public accountants which shall be either Ernst & Young or Grant Thornton LLP (the “Accountant”).  At any time after the execution of this Agreement, the Company, in its sole discretion, may notify Seller of the Company’s selection of either Ernst & Young or Grant Thornton LLP to serve as the Accountant pursuant to this Section 4.15, and the firm so selected by the Company shall serve as Accountant in any disputes under this Section 4.15.  If such firm is unable or unwilling to serve as the Accountant at any time in the future, then the Accountant shall be such other firm of independent certified public accountants of national stature mutually agreeable to the Company and Seller.  If neither party has objected to any Purchase Prices within 10 business days after the end of a calendar quarter, then the Purchase Prices for Purchases during such calendar quarter shall be final and binding upon the parties.  Each party may object to any or all Purchase Prices calculated during a calendar quarter, provided that such party submits all of its unresolved objections in no more than one submission to the Accountant with respect to Purchases during each calendar quarter.  Accountant shall review the disputed calculations of Purchase Prices and, within 10 business days after submission of the objections, Accountant shall deliver a report to parties including Accountant’s calculation of the disputed Purchase Prices, and such calculation shall be final and binding upon the parties without further recourse or collateral attack.  If the aggregate amount of any errors found by Accountant have resulted in an underpayment of Purchase Prices for Seller’s Shares, then the Company shall pay Seller an amount equal to such aggregate underpayment, and if the aggregate amount of any errors reported by Accountant have resulted in an overpayment of Purchase Prices for Seller’s Shares, then Seller shall pay to the Company an amount equal to such aggregate overpayment, in each case, as adjustments to the applicable Purchase Prices.  The amount of any such payment shall bear interest from and including the applicable Settlement Date of the original applicable Purchases to the date of payment at a rate equal to 8% per annum, calculated daily on the basis of a year of 365 days.  Any such payment shall be made at 4 p.m. New York City time 3 business days after Accountant’s delivery of its report, and such payment may be made by wire transfer to the Custodian’s account set forth in Section 1.4 for the benefit of the appropriate party, and the parties shall direct the Custodian to immediately distribute such funds to the appropriate party.  The Company and Seller shall equally bear the fees and expenses of engaging such Accountant.

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The parties hereto have executed this Agreement as of the date first set forth above.

SELLER:

KISTEFOS AS

/s/ Age Korsvold
Name:	Age Korsvold
Title:	Managing Director

COMPANY:

TRICO MARINE SERVICES, INC.

/s/ Joseph S. Compofelice
Name:	Joseph S. Compofelice
Title:	Chairman and CEO